

May 11, 2015

Via E-mail
Philipp Lang, M.D.
Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

> **Re:** **ConforMIS, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 27, 2015**
> **CIK No. 0001305773**

Dear Dr. Lang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The ConforMIS Solution, page 2

1. We note your disclosure that you believe your implants offer significant benefits; however, the first bullet point in your response to prior comment 15 appears to indicate that your claims relate only to the iTotal CR product. If so, please revise your disclosure to clarify.

Revenue, page 72

2. Please file the agreements referred to in the last two paragraphs on page 72 or provide us with your analysis as to why those agreements are not required to be filed by

Regulation S-K Item 601(b)(10). Please also disclose when you are entitled to receive the lump-sum payments under each of those agreements.

Credit Facilities, page 81

3. We note the revisions you have made in response to prior comment 10. Please clarify your disclosure so that investors will have sufficient information to evaluate your ability to satisfy the condition regarding lack of deviation from financial projections.

Clinical studies, page 109

4. We note your response to prior comment 15. If you elect to summarize clinical studies, please provide balanced disclosure, including information regarding any studies with results that differ from those currently described in your prospectus. You may provide all information that you believe is necessary for investors to adequately evaluate those studies.

5. We note that you attribute disclosed results of clinical studies to third parties who received your financial support. Please expand your response to prior comment 15 regarding whether you must file a consent of those third parties to tell us how you considered the guidance in the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 233.02 available on the Commission's website.

Patent Rights, page 114

6. We note your response to the first sentence of prior comment 16; however, your disclosure regarding patent expiration appears to combine the expiration date of the patents you own with the patents that you "in-license." Please disclose the expiration of owned patents separate from the expiration of licensed patents.

7. Please reconcile the first sentence of the second paragraph of your response to prior comment 16 with the first full risk factor on page 34 of your prospectus.

Third-party reimbursement, page 117

8. We see the disclosure you have added in response to prior comment 18. Please further revise your disclosure to clarify the "significant uncertainty" that exists as to the coverage and reimbursement status of procedures that utilize your products. Also tell us (1) the extent to which procedures using your product have been denied reimbursement, (2) the extent to which you are aware of alternative products being selected for the procedure due to reimbursement issues, and (3) the relative cost of a procedure using your product versus off-the-shelf implants.

Certain Relationships and Related-Persons Transactions, page 144

9.   Please reconcile your response to prior comment 22 with Regulation S-K Item 601(b)(10) which refers to contracts to be performed in whole or in part at or after the filing of the registration statement or entered into not more than two years before such filing.

Asia strategy committee with Tasik, page 145

10.   We note your revised disclosure in response to prior comment 23. Please provide more specific disclosure regarding the "certain obligations owed" and the "certain . . . fees owed." Also disclose which directors serve on the Asia strategy committee currently.

Principal Stockholders, page 149

11.   We may have further comment after you provide the disclosure mentioned in your response to prior comment 25.

Financial Statements

Note O – Subsequent Events, page F-42

12.   Please explain to us your accounting treatment for the license agreements you entered into in April 2015 with the Wright Group and MicroPort Scientific Corporation. As part of your response, please clarify your accounting for the lump sum payment and royalty agreements.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc: Richard A. Hoffman, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP